

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

Via Facsimile
Wagner Massao Yomoguita
President
Patents Professional, Inc.
112 North Curry Street
Carson City, Nevada 89703

      Re: Patents Professional, Inc.
             Amendment No. 5 to Registration Statement on Form S-1
             Filed May 18, 2011
             File No. 333-160031

Dear Mr. Yomoguita:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think that you should revise your document in response to our comments. Unless otherwise noted, where prior comments are referred to, they relate to our letter dated April 18, 2011.

General

1.   We note your response to prior comment 1 and we continue to believe that you have not responded to our comment. As previously requested, please provide us with a legal analysis of whether "an equity stake or royalty in the sale or sales of the product or idea" constitutes a security for purposes of section 3(a)(1) of the Investment Company Act of 1940. This legal analysis should include detail on what it actually means to take an equity stake in a product or idea.

2.   Please update your financials pursuant to Rule 8-08 of Regulation S-X.

Note 7. Subsequent Events, page 42

3.   We note your response to prior comment 4 and your revised disclosure in Note 7. Please revise to clearly disclose whether the date through which subsequent events have been evaluated (February 28, 2011) is the date the financial statements were issued or whether it is the date the financial statements were available to be issued. We refer you to ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Megan Akst at (202) 551-3407 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Thomas E. Puzzo, Esq. (Via Facsimile)